UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ______________

Commission file number 1-10258

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Tredegar Corporation
1100 Boulders Parkway
Richmond, VA 23225

REQUIRED INFORMATION

See Appendix 1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 27, 2014	By:	/s/ A. Brent King
A. Brent King
Employee Savings Plan Committee

Appendix 1

Tredegar Corporation Retirement
Savings Plan

Financial Report
December 31, 2013 and 2012

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-19

SUPPLEMENTARY INFORMATION
Schedule H, Line 4i- Schedule of Assets (Held at End of Year)-Schedule I	18

EXHIBIT
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative Committee
Tredegar Corporation Retirement Savings Plan
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Tredegar Corporation Retirement Savings Plan (Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PBMares, LLP
Richmond, Virginia
June 18, 2014

FINANCIAL STATEMENTS

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
ASSETS

Investments, at fair value
Mutual funds	$72,738,234	$55,437,776
Tredegar Corporation common stock	43,358,413	38,095,363
Interest-bearing trust	9,559	—
Common collective trust	11,011,198	8,807,029

Total investments	127,117,404	102,340,168

Receivables
Accrued dividends	105,348	111,935
Notes receivable from participants	2,905,458	2,691,072

Total receivables	3,010,806	2,803,007

Total assets	130,128,210	105,143,175

LIABILITIES	—	—

Net assets available for benefits at fair value	130,128,210	105,143,175

Adjustment from fair value to contract value for fully benefit-
responsive investment contract	23,082	(157,621)

Net assets available for benefits	$130,151,292	$104,985,554

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and 2012

	2013	2012

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
Dividends, interest and other	$3,213,936	$3,515,905
Net appreciation in fair value of investments	24,085,108	2,652,526

Total investment income	27,299,044	6,168,431

Interest on notes receivable from participants	122,855	118,006

Contributions:
Employer	2,359,078	2,256,263
Participant	4,179,227	4,053,810
Rollover	254,851	271,250

Total contributions	6,793,156	6,581,323

Total additions	34,215,055	12,867,760

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Administrative expenses	117,527	66,207
Benefits paid to participating employees	12,631,966	6,915,117

Total deductions	12,749,493	6,981,324

NET INCREASE	21,465,562	5,886,436

TRANSFERS IN	3,700,176	—

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	104,985,554	99,099,118

End of year	$130,151,292	$104,985,554

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

NOTE 1.    DESCRIPTION OF PLAN
General
Tredegar Corporation (Tredegar), which is engaged directly in the manufacturing of plastic films and aluminum extrusions, is a Virginia corporation. The Tredegar Corporation Retirement Savings Plan (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989 and the Plan was effective as of July 1, 1989.

Effective February 1, 2013 Terphane, Inc. 401(k) Savings Plan merged into the Tredegar Corporation Retirement Savings Plan. Terphane, Inc. is a wholly owned subsidiary of Tredegar Film Products Corp which is a wholly owned subsidiary of Tredegar Corporation.

The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits. No such insurance is provided to participants in this Plan; however, because the benefits that participants are entitled to receive are always equal to the value of their account balances, the Plan is always fully funded. The value of a participant's account may change from time to time. Each participant assumes the risk of fluctuations in the value of his or her account.

The Plan is a defined contribution plan. Information regarding plan benefits and vesting is provided in the Plan and related documents, which are available at Tredegar’s main office at 1100 Boulders Parkway, Richmond, Virginia.

NOTE 2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared using the contract value basis for fully benefit-responsive investment contracts.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

NOTE 2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan document deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits
Benefits are recorded when paid or when payment has been attempted.

Administrative Expenses
The Plan is responsible for all trustee and investment management fees. Tredegar pays for all other administrative expenses up to an annual limit of $75,000. Any expenses in excess of this limit are paid by the Plan.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

NOTE 2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncement
In February 2013, the Financial Accounting Standards Board (“FASB’) issued updated guidance to address the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount under the arrangement is fixed at the reporting date. Under the new guidance, an entity would measure its obligation from a joint and several liability arrangement as the sum of the amount the entity agreed with its co-obligors that it will pay, and any additional amount the entity expects to pay on behalf of its co-obligors. The standard is effective for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2013. Early application is permitted. The Plan does not expect to be impacted by this guidance.

Reclassification
Certain reclassifications have been made to the prior year’s financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported net assets available for benefits.

NOTE 3.     CONTRIBUTIONS AND INVESTMENT OPTIONS

A participant may contribute a percentage of his or her base pay (as defined) ranging from a minimum of .1% (one-tenth of one percent) to 75%. With the exception of certain collectively bargained plans, the 2013 and 2012 company match contribution is $1.00 for every $1.00 a participant contributes up to 5% each payroll period.

With the exception of participants covered under certain collective bargaining agreements, employees hired on or after January 1, 2007 are automatically enrolled in the retirement savings plan at a 3% contribution level unless they choose to contribute more or less. The default investment fund is the age appropriate target fund.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twenty-three (23) mutual funds, Tredegar stock and one (1) common collective trust as investment options to participants.

Effective February 23, 2013 all employer matching contributions are allocated 50% to the Tredegar Stock fund and 50% to an investment selection made by the participant. If a participant does not make an investment selection this money is

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

NOTE 3.     CONTRIBUTIONS AND INVESTMENT OPTIONS (Continued)

invested in the JP Morgan SmartRetirement target date fund, the Plan’s default funds, based on the participant’s age and an estimated retirement age of 65. Also, effective February 23, 2013 all eligible participants in the plan are able to immediately diversify their company matching contribution by transferring out of Tredegar company stock into another fund or a combination of funds offered in the Plan. Prior to this change, if the Participant had at least three years of service, any existing Company matching funds as of December 31, 2006 could be transferred once per month as follows: a maximum of up to 33% of the participant’s existing units could be transferred during 2007, up to 66% in 2008, and up to 100% in 2009. If the Participant was age 55 with at least three years of service, the Participant could transfer all or any part of their company matching account on a monthly basis. Company matching contributions made after January 1, 2007 (“Post-2006 Match”) are invested in Tredegar company stock, and the Participant continues to keep their match in Tredegar stock. However, if the Participant had at least three years of service, the Participant would be able to transfer the Post-2006 Match to other funds on a monthly basis.

NOTE 4.     INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2013 and 2012.

	2013	2012
Investments at fair value as determined by quoted
market price:
Common stock:
Tredegar Corporation	$43,358,413	$38,095,363
Mutual funds:
PIMCO Funds Total Return Fund Admin	7,347,671	7,079,498
JP Morgan Smart Retirement 2020
Institutional	9,555,127	8,138,290
Vanguard 500 Index - Admiral	21,994,449	—
Vanguard 500 Index - Signal	—	15,373,554
Common collective Trust(1)
JP Morgan Stable Asset Income	11,034,280	8,649,408

(1) Investment is carried in the statements of net assets available for benefits at contract value.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

NOTE 4.     INVESTMENTS (Concluded)

During the years ended December 31, 2013 and 2012, the Plan's investment portfolio (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $24,085,108 and $2,652,526, respectively, as follows:

	2013	2012
Change in investments at fair value as determined
by quoted market price:
Tredegar common stock	$14,645,855	$(2,642,521)
Mutual funds	9,307,537	5,171,994

Change in investments as determined in the
audited annual report of the JP Morgan Asset
Management Stable Asset Income Fund:
Common collective trust	131,716	123,053

Net change in value	$24,085,108	$2,652,526

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

-

NOTE 5.    NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets available for benefits and significant components of the changes in net assets relating to the Tredegar common stock fund is listed below.

	2013	2012
Net assets available for benefits:
Tredegar common stock	$30,866,189	$27,233,074
Accrued dividends	74,996	80,019

	$30,941,185	27,313,093

Changes in net assets available for benefits:
Additions to net assets attributed to:
Investment income:
Dividends	$310,118	$1,242,082
Net appreciation (depreciation) in fair
value of investments	10,390,680	(1,981,130)
	10,700,798	(739,048)

Interest on notes receivable from participants	4	997

Contributions	1,417,424	2,266,263

Total additions	12,118,226	1,528,212

Deductions from net assets attributed to:
Administrative expenses	32,786	27,908
Benefits paid to participating employees	1,698,311	1,632,694
Transfers to participant-directed investments	6,759,037	1,434,564

Total deductions	8,490,134	3,095,166

Net increase (decrease)	3,628,092	(1,566,954)

Net assets available for benefits:
Beginning of year	27,313,093	28,880,047

End of year	$30,941,185	$27,313,093

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

NOTE 6.    FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (SEC). These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stock: Valued at closing price reported on the active market on which the individual securities are traded.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

NOTE 6.    FAIR VALUE MEASUREMENTS (Continued)

Interest-bearing cash: Valued at $1.

Common collective trust: Valued at the NAV of units held based on information provided in the audited annual report.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables summarize financial assets measured at fair value on a recurring basis, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value, as of December 31, 2013 and 2012, respectively:

Assets Measured at Fair Value on a Recurring Basis at December 31, 2013

	Level 1	Level 2	Level 3	Total
Mutual funds
Foreign large blend	$5,913,573	-	-	$5,913,573
Intermediate term bond	7,907,422	-	-	7,907,422
Large blend	21,994,449	-	-	21,994,449
Mid cap blend	5,084,531	-	-	5,084,531
Small cap value	3,313,788	-	-	3,313,788
Target date funds	27,143,432	-	-	27,143,432
Other	1,381,039	-	-	1,381,039
Total mutual funds	72,738,234	-	-	72,738,234
Common Stock
Rubber & plastics	43,358,413	-	-	43,358,413
Interest-bearing cash	9,559	-	-	9,559
Common collective trust	-	11,011,198	-	11,011,198
Total assets at fair value	116,106,206	11,011,198	-	127,117,404

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

NOTE 6.    FAIR VALUE MEASUREMENTS (Continued)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2012

	Level 1	Level 2	Level 3	Total
Mutual funds
Foreign large blend	4,732,683	-	-	4,732,683
Intermediate term bond	7,514,679	-	-	7,514,679
Large blend	15,373,554	-	-	15,373,554
Large cap growth	718,792	-	-	718,792
Mid cap blend	127,622	-	-	127,622
Small cap growth	1,992,771	-	-	1,992,771
Small cap value	2,584,307	-	-	2,584,307
Target date funds	20,206,284	-	-	20,206,284
Other	2,187,084	-	-	2,187,084
Total mutual funds	55,437,776	-	-	55,437,776
Common stocks
Rubber & Plastics	30,095,363	-	-	38,095,363
Common collective trust	-	8,807,029	-	8,807,029
Total assets at fair value	93,533,139	8,807,029	-	102,340,168

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share at December 31, 2013 and 2012, respectively.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common Collective Trust - JP Morgan Stable Asset Income Fund(2)	$11,011,198	n/a	Daily or monthly	None or 5 days

December 31, 2012	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common Collective Trust - JP Morgan Stable Asset Income Fund(2)	$8,807,029	n/a	Daily or monthly	None or 5 days

(2) The Fund’s objective is to seek to provide capital preservation, liquidity, and current income at levels that are typically higher than those provided by money market funds. The Fund invests in a highly diversified fixed income strategy by investing in other collective trust funds and a separate account which may include U.S. treasury and agency securities, mortgage backed securities, asset-backed securities, private mortgages, corporate debt and short-term investments. The Fund also enters into investment contracts to provide benefit responsive wraps.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

NOTE 7.    INVESTMENT CONTRACT WITH INVESTMENT COMPANY

The Plan entered into a benefit-responsive investment contract with JP Morgan Chase Bank, N.A. JP Morgan Asset Management maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment is included in the statements of net assets available for benefits at fair value as determined using the market approach based on market prices of similar contracts. The adjustment from fair value to contract value for the investment contract is based on the contract value as reported to the Plan by JP Morgan Asset Management. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because a guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by JP Morgan Asset Management, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2013 and 2012 was $11,011,198 and $8,807,029, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

NOTE 7.    INVESTMENT CONTRACT WITH INVESTMENT COMPANY (Concluded)

The guaranteed investment contract does not permit the investment company to terminate the agreement prior to the scheduled maturity date.

Average yields:	2013	2012
Based on actual earnings	1.64%	1.25%
Based on interest rate credited to participants	1.77%	1.78%

The following information reflects the difference between the contract value of the fully benefit-responsive investment and the fair market value as of December 31, 2013 and 2012.

Average yields:	2013	2012
Common collective trust (fair value)	$11,011,198	$8,807,029
Common collective trust (contract value)	11,034,280	8,649,408
Adjustment to contract value	$23,082	$(157,621)
NOTE 8.    FORFEITURES

Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of the nonvested portion of the Tredegar contribution account. At December 31, 2013 and 2012, forfeited nonvested accounts totaled $11,092 and $2,534, respectively. These accounts will be used to reduce future employer contributions. In 2013 and 2012, employer contributions were reduced by $0 and $10,000, respectively, from forfeited nonvested accounts. Effective January 1, 2007, the Plan was amended so that participants were immediately vested in subsequent employer matching contributions.

NOTE 9.    RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by JP Morgan. JP Morgan is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.

Certain Plan investments are shares of stock in Tredegar Corporation. Tredegar Corporation is the plan sponsor as defined by the Plan and, therefore, these transactions qualify as related party transactions.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

NOTE 10.    INCOME TAX STATUS

The Plan received its latest determination letter on August 15, 2013, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are not uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 11.    RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

NOTE 12.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	December 31,
	2013	2012
Net assets available for benefits per financial
statements	$130,151,292	$104,985,554
Adjustments from contract value to fair value
for guaranteed investment contract	(23,082)	157,621

Net assets per Form 5500	$130,128,210	$105,143,175

Total additions per financial statements	$34,215,055	$12,867,760
Adjustment from contract value to fair value for
guaranteed investment contract - current year	(23,082)	157,621
Adjustment from contract value to fair value for
guaranteed investment contract - prior year	(157,621)	(20,129)

Total income per Form 5500	$34,034,352	$13,005,252

Net increase per financial statements	$21,465,562	$5,886,436
Adjustment from contract value to fair value for
guaranteed investment contract - current year	(23,082)	157,621
Adjustment from contract value to fair value for
guaranteed investment contract - prior year	(157,621)	(20,129)

Net income per Form 5500	$21,284,859	$6,023,928

NOTE 13.    PLAN TERMINATION

Although it has not expressed any intent to do so, Tredegar has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

NOTE 14.    SUBSEQUENT EVENTS

The Plan has evaluated all events through the date these financial statements were available to be issued. The Plan has determined that the event discussed below requires disclosure pursuant to the FASB ASC.

Effective February 1, 2014, the Company reduced its match from $1.00 for every $1.00 a participant contributes up to 5% each payroll period to $0.50 for every $1.00 a participant contributes up to 5% each payroll period.

SUPPLEMENTARY INFORMATION
TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)-Schedule I
December 31, 2013
EIN: 54-1497771 PN: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	American Funds	EuroPacific Growth R4	**	$5,728,308
	Vanguard	Total International Stock Index Admiral	**	185,265
	PIMCO Funds	Total Return Fund Admin	**	7,347,671
	Vanguard	Total Bond Market Index Admiral	**	559,751
	Vanguard	500 Index Admiral	**	21,994,449
	Vanguard	Extended Market Index Admiral	**	5,084,531
	Allianz NFJ	Small Cap Value A	**	3,313,788
*	JP Morgan	SmartRetirement 2025 Institutional	**	1,851,665
*	JP Morgan	SmartRetirement 2035 Institutional	**	746,680
*	JP Morgan	SmartRetirement 2045 Institutional	**	248,482
*	JP Morgan	SmartRetirement 2050 Institutional	**	799,528
*	JP Morgan	SmartRetirement 2020 Institutional	**	9,555,127
*	JP Morgan	SmartRetirement 2010 Institutional	**	3,316,073
*	JP Morgan	SmartRetirement 2030 Institutional	**	6,158,747
*	JP Morgan	SmartRetirement 2040 Institutional	**	2,437,612
*	JP Morgan	SmartRetirement 2015 Institutional	**	738,443
*	JP Morgan	SmartRetirement Income Institutional	**	1,291,075
	Morgan Stanley	Inst Mid Cap Growth I	**	1,334,790
	Vanguard	REIT Index Admiral	**	46,249
*	Tredegar Corporation	Stock Fund	$15,887,714	30,866,189
*	Tredegar Corporation	Stock Fund	**	12,492,224
*	JP Morgan	Interest-bearing cash	$9,559	9,559
*	JP Morgan	Stable Asset Income Fund	**	11,011,198
*	Participant loans	614 loans, 4.25% - 9.75%	$-0-	2,905,458
	Total investments			$130,022,862

*    party-in-interest
**    cost omitted for participant-directed investments